SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MPG Office Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

553274101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 553274101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DW Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,625,267
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,625,267
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,267
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 553274101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DW Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,625,267
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,625,267
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,267
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of DW Investment Management, LP, a Delaware limited partnership (“DWIM”), and DW Investment Partners, LLC, a Delaware limited liability company (“DWIP”), relating to Common Stock, $0.01 par value per share (the “Common Stock”), of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by DWIM through the accounts of certain private funds (collectively, the “Funds”). DWIM serves as the investment manager to the Funds and may direct the vote and dispose of the 4,625,267 shares of Common Stock held by the Funds. DWIP serves as the general partner of DWIM and may direct DWIM to direct the vote and disposition of the 4,625,267 shares of Common Stock held by the Funds.

Item 1(a)	Name of Issuer.

MPG Office Trust, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

355 South Grand Avenue, Suite 3300

Los Angeles, California 90071

Item 2(a)	Name of Person Filing.

DW Investment Management, LP (“DWIM”) and DW Investment Partners, LLC (“DWIP”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

590 Madison Avenue, 9th Floor

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

DWIM is a limited partnership organized under the laws of the State of Delaware.

DWIP is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

553274101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	DWIM and DWIP are the beneficial owners of 4,625,267 shares of Common Stock.

(b)	DWIM and DWIP are the beneficial owners of 8.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 4,625,267 by 57,193,535, the number of shares of Common Stock issued and outstanding as of November 2, 2012, as reported in the Issuer’s most recent Form 10-Q filed on November 9, 2012.

(c)	DWIM, as the investment adviser to the Funds, may direct the vote and dispose of the 4,625,267 shares of Common Stock held by the Funds. DWIP, as the general partner of DWIM, may direct it to direct the vote and dispose of the 4,625,267 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2013, by and among DWIM and DWIP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

DW INVESTMENT MANAGEMENT, LP

By: DW Investment Partners, LLC, general partner

By:	/s/ David Warren
David Warren Authorized Person

DW INVESTMENT PARTNERS, LLC

By:	/s/ David Warren
David Warren Authorized Person